August 25, 2005

Mail Stop 0409

Clark A. Marcus
The Amacore Group, Inc.
1511 North Westshore Boulevard, Suite 925
Tampa, Florida  33607

Re:	The Amacore Group, Inc.
	Amendment No. 5 to Registration Statement on Form SB-2 Filed August 19, 2005
      Registration No. 333-121308

Dear Mr. Marcus:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Introductory Overview

1. Please provide additional disclosure as to why management believes that LBI will contribute to your "bottom line in 2005."

Results of Operations, page 16

2. We refer to your statement that you believe that a recent adverse legal judgment will be reversed on appeal. Since this is a legal judgment that you are not qualified to make, please either disclose that you have received an opinion of counsel to this effect, or remove the statement from the disclosure.

Financial Statements

General

3. Please continue to monitor the updating requirements of Item
310(g) of Regulation S-B.

Financial Statements for the six months ended June 30, 2005

Note 3 - Restatements

4. Explain to us why this footnote, and the restatement footnote in your financial statements for the year ended December 31, 2004, does not discuss your restatement to properly account for the beneficial conversion feature on convertible debt.

Note 7 - Notes and Loans Payable

5. It is unclear how the convertible notes mentioned in this footnote relate to those discussed in footnote 8. Please explain to us whether you considered EITFs 98-5 and 00-27 as it relates to these convertible notes.
Note 8 - Convertible Debentures

6. We note your response to our prior comment 7. In footnote 8 to your interim financial statements, you indicate that the convertible debentures issued to Divine Capital have a three year term. As such, we are unclear how this does not represent a specific redemption date in accordance with EITF 00-27.

Financial Statements for the year ended December 31, 2004

7. We have considered your response to our prior comment 5. We note that the Company is required to make evaluations of its disclosure controls and procedures in accordance with Item 307 of Regulation S-
B. Accordingly, explain to us how the Company determined the disclosure controls and procedures were effective as disclosed in your Exchange Act reports despite the material errors resulting in your restatements. Reference is made to paragraph 140 of PCAOB AS #2 and SEC Release #33-8238.

Note 15 - Commitments and Contingency

8. We have considered your response to our prior comment 8. Please explain to us how you determined the fair value of your stock on the date that you purchased the property rights. Include in your response to valuation date that was used. Additionally, explain to us how you have concluded that you have unrestricted ownership of the intellectual property with the share payment in 2004 beyond one year.
Cite the relevant sections of the purchase agreement in your response. It appears that unrestricted ownership occurs with the subsequent payment to be made within one year of closing.

9. Explain to us how you have considered 11(c) of SFAS 142 when determining the useful life of the intellectual property rights acquired.


*  *  *  *
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


	You may contact Robert Telewicz at (202) 551-3438 or Cicely Luckey, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related
matters.  Please contact Michael McTiernan, Special Counsel, at
(202)
551-3852 or the undersigned at (202) 551-3495 with any other questions.

Sincerely,



Elaine Wolff
Branch Chief



cc:	David J. Levenson, Esq. (via facsimile)


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Clark A. Marcus
The Amacore Group, Inc.
August 25, 2005
Page 4